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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-14893

RECEIVED FEB 2 8 2002 143 PROCESSING SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Lutheran Brotherhood Securities Corp.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

625 Fourth Avenue South
(No. and Street)

Minneapolis	Minnesota	55415
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David K. Stewart — 612-340-6406 (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name — *if individual, state last, first, middle name*)

650 Third Avenue South, Suite 1300	Minneapolis	Minnesota	55402
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 2 2 2002 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*



SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David K. Stewart, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lutheran Brotherhood Securities Corp., as of December 31, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Vice President and Treasurer

Title

Notary Public

LISA M. OLSON
Notary Public
Minnesota
My Commission Expires Jan. 31, 2005

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS



Lutheran Brotherhood Securities Corp.

Report on examination of Financial Statements with Supplementary Information Pursuant to Rule 17a-5 of the Securities and Exchange Commission and Independent Accountants' Supplementary Report on Internal Accounting Control.

December 31, 2001

Lutheran Brotherhood Securities Corp.
Contents



PricewaterhouseCoopers LLP
650 Third Avenue South
Park Building
Suite 1300
Minneapolis MN 55402-4333
Telephone (612) 596 6000
Facsimile (612) 373 7160

Report of Independent Accountants

To The Board of Directors and Stockholder of
Lutheran Brotherhood Securities Corp.:

In our opinion, the accompanying balance sheet and the related statements of operations, of stockholder's equity and of cash flows present fairly, in all material respects, the financial position of Lutheran Brotherhood Securities Corp. (the Company), a wholly-owned subsidiary of Lutheran Brotherhood Research Corp., at December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The Company is a member of a group of affiliated companies and, as disclosed in the financial statements, has extensive transactions and relationships with members of the group. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

As described more fully in Note 1 to the financial statements, on January 1, 2002, Lutheran Brotherhood, the Company's ultimate parent, merged with and into Aid Association for Lutherans.

PricewaterhouseCoopers LLP

February 8, 2002

Lutheran Brotherhood Securities Corp.
Balance Sheet
December 31, 2001 and 2000

Assets	**2001**	**2000**
Current assets:		
Cash and cash equivalents	$ 21,285,725	$ 19,914,373
Cash held for the exclusive benefit of shareholders of LB Funds	17,906,451	19,762,733
Commissions and fees receivable	1,197,160	1,032,774
Receivable from affiliate	420	1,205
Other receivables	511,216	905,090
Prepaid expenses	80,382	166,710
Total current assets	40,981,354	41,782,885
Other assets:		
Deferred acquisition costs	5,054,895	4,858,312
Furniture and equipment - less accumulated depreciation of $1,540,372 and $1,368,098, respectively	409,342	362,467
Deferred tax asset	2,854,233	-
Other assets	133,300	133,300
Total assets	$ 49,433,124	$ 47,136,964
Liabilities and Stockholder's Equity		
Current liabilities:		
Accounts payable	$ 1,293,048	$ 1,375,299
Commissions payable	56,704	26,388
Payables to affiliates	2,672,760	3,915,956
Payable to shareholders of LB Funds	3,942,883	10,256,467
Payable to LB Funds	13,963,568	9,506,266
Total current liabilities	21,928,963	25,080,376
Field pension liability	10,376,951	9,221,436
Total liabilities	32,305,914	34,301,812
Stockholder's equity:		
Common stock, $1 par value, 50,000 shares authorized, 2,500 shares issued and outstanding	2,500	2,500
Additional paid-in capital	31,222,500	31,222,500
Accumulated deficit	(14,097,790)	(18,389,848)
Total stockholder's equity	17,127,210	12,835,152
Total liabilities and stockholder's equity	$ 49,433,124	$ 47,136,964

The accompanying notes are an integral part of these financial statements.

Lutheran Brotherhood Securities Corp.
Statement of Operations
For the years ended December 31, 2001 and 2000

	2001	2000
Revenues:		
Commissions	$ 54,678,411	$ 69,851,990
Transfer agent fees	12,215,310	11,104,661
Administrative service fees	921,823	999,786
Shareholder service fees	11,329,055	12,285,806
Other fees	3,889,195	3,704,177
Total revenues	83,033,794	97,946,420
Operating expenses:		
Sales commissions	54,375,494	68,601,143
General overhead charged by Parent	13,200,000	12,000,003
Compensation and related benefits - home office	2,922,724	3,323,465
Compensation and related benefits - field	6,111,820	6,759,736
Other operating expenses	5,704,098	5,481,227
Total operating expenses	82,314,136	96,165,574
Operating income	719,658	1,780,846
Other income, net	727,088	994,187
Income before income taxes	1,446,746	2,775,033
(Benefit) provision for income taxes	(2,845,312)	5,138
Net income	$ 4,292,058	$ 2,769,895

The accompanying notes are an integral part of these financial statements.

Lutheran Brotherhood Securities Corp.
Statement of Stockholder's Equity
For the years ended December 31, 2001 and 2000

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balance at December 31, 1999	$ 2,500	$ 31,222,500	$ (21,159,743)	$ 10,065,257
Net income			2,769,895	2,769,895
Balance at December 31, 2000	2,500	31,222,500	(18,389,848)	12,835,152
Net income			4,292,058	4,292,058
Balance at December 31, 2001	$ 2,500	$ 31,222,500	$ (14,097,790)	$ 17,127,210

The accompanying notes are an integral part of these financial statements.

Lutheran Brotherhood Securities Corp.
Statement of Cash Flows
For the years ended December 31, 2001 and 2000

	2001	2000
Cash flows from operating activities:		
Net income	$ 4,292,058	$ 2,769,895
Adjustments to reconcile net income to net cash provided by operations:		
Depreciation	214,413	224,991
Loss on sale of equipment	1,084	34,480
Changes in operating assets and liabilities:		
Commissions and fees receivable	(164,386)	(106,435)
Receivable from affiliate	785	46
Other receivables	393,874	(136,288)
Prepaid expenses	86,328	(14,510)
Deferred acquisition costs	(196,583)	(773,234)
Deferred tax assets	(2,854,233)	-
Accounts payable	(82,251)	(18,331)
Commissions payable	30,316	17,252
Payables to affiliates	(1,243,196)	(44,057)
Field pension liability	1,155,515	952,696
Net cash provided by operations	1,633,724	2,906,505
Cash flows from investing activities:		
Proceeds from sale of property and equipment	1,000	28,105
Purchase of property and equipment	(263,372)	(43,175)
Purchase of other assets	-	(3,300)
Net cash used in investing activities	(262,372)	(18,370)
Net increase in cash and cash equivalents	1,371,352	2,888,135
Cash and cash equivalents, beginning of year	19,914,373	17,026,238
Cash and cash equivalents, end of year	$ 21,285,725	$ 19,914,373

The accompanying notes are an integral part of these financial statements.

1. Organization

Lutheran Brotherhood Securities Corp. (the Company) is a wholly-owned subsidiary of Lutheran Brotherhood Research Corp. (the Parent). Lutheran Brotherhood Research Corp. is owned by Lutheran Brotherhood Financial Corporation, a wholly-owned subsidiary of Lutheran Brotherhood. The Company, a registered broker dealer, is the underwriter, distributor and transfer agent for The Lutheran Brotherhood Family of Funds (the LB Funds) and the principal underwriter of variable life and annuity products issued by Lutheran Brotherhood and Lutheran Brotherhood Variable Insurance Products Company.

On January 1, 2002, Lutheran Brotherhood merged with and into Aid Association for Lutherans, pursuant to an agreement and plan of merger dated June 27, 2001. Since January 1, 2002, the Company and its Parent have continued to serve the LB Funds in their roles as investment advisor and underwriter, distributor and transfer agent.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include cash, checking accounts, and investments in money market funds. The Company had an investment in the Lutheran Brotherhood Money Market Fund of $21,200,993 and $19,794,668 at December 31, 2001 and 2000, respectively. These carrying amounts approximate fair value.

In accordance with SEC Rule 17a-3(a)(2) and (11), the Company has segregated at December 31, 2001 and 2000 the following cash balances:

	2001	2000
Cash received from customers for investment in the LB Funds	$ 13,963,568	$ 9,506,266
Funds distributed to and not yet claimed by shareholders of the LB Funds into Special Accounts as defined under SEC Rule 15c3-3(k)(2)(i).	$ 3,942,883	$ 10,256,467

Furniture and Equipment

Furniture and equipment are recorded at cost less accumulated depreciation. Depreciation is computed primarily by using accelerated methods over five to seven years. Asset and accumulated depreciation accounts are relieved for dispositions and the resulting gains or losses are reflected in the results of operations.

Revenue and Cost Recognition
Costs incurred in connection with the distribution of LB Funds shares subject to a contingent deferred sales charge are deferred and amortized into expense over five years. All other costs associated with distribution of LB Funds shares are charged to expense as incurred. Commission income is recorded when earned, and commission expense is recorded when incurred.

Reclassifications
Certain prior year amounts have been reclassified to conform with current year presentation.

3. Pension Plan

During 1991, the Board approved a non-contributory, non-qualified, unfunded, defined contribution pension plan for the benefit of district representatives, general agents, and assistant general agents. The Company recognizes pension expense based on its accumulated obligation under the Plan. The Company's accrual rate is based on years of plan participation, ranging from 8% of covered earnings for a new participant to a maximum of 11% of covered earnings. An additional 5% is accrued for all covered earnings which exceed the Social Security wage base for the year. To the extent that the participant's combined earnings from Lutheran Brotherhood and the Company exceeds a limit which varies for General Agents and District Representatives, cash payments characterized as additional expense allowance are made to the participants in lieu of additional obligation accrual. Participants are fully vested after seven years. The related expenses for 2001 and 2000 were $2,035,152 and $2,110,481, respectively.

4. Income Taxes

The Company is included in the consolidated tax returns filed by Lutheran Brotherhood Financial Corporation. The Company's tax provision and related balance sheet accounts are determined in accordance with a tax sharing agreement with the Parent, which allocates the cost or benefit of federal and state income taxes to the Company as if it filed a separate tax return.

The Company had net operating loss carryforwards for income tax purposes of $8,535,587 and $13,073,042 at December 31, 2001 and December 31, 2000, respectively. The net operating loss carryforwards will expire in 2005 through 2012.

Components of the income tax (benefit) provision are as follows:

	2001	2000
Current:		
State	$ 8,921	$ 5,138
Deferred tax provision	501,395	844,249
Change in valuation allowance	(3,355,628)	(844,249)
Total (benefit) provision	$ (2,845,312)	$ 5,138

The (benefit) provision for income taxes on 2001 and 2000 earnings differs from the U.S. federal income tax rate as follows:

	2001	2000
Pre-tax income	$ 1,446,746	$ 2,775,033
Expected tax at federal statutory rate	$ 491,894	$ 943,511
State income taxes net of federal benefit	8,921	5,138
Change in valuation allowance	(3,355,628)	(844,249)
Other	9,501	(99,262)
(Benefit) provision for income taxes	$ (2,845,312)	$ 5,138

The tax effect of net operating losses and deductible temporary differences at December 31, 2001 and 2000 is as follows:

Deferred Taxes	2001	2000
Deferred acquisition costs	$ (1,057,160)	$ (1,651,826)
Net operating loss	2,902,100	4,444,834
Deferred compensation	3,644,629	3,269,152
Accruals	266,764	195,568
Valuation allowance	(2,902,100)	(6,257,728)
Net deferred tax asset	$ 2,854,233	$ -

The Company has established a valuation allowance on its net deferred tax asset in accordance with Financial Accounting Standards Board (FASB) Statement No. 109, *Accounting for Income Taxes*. In 2001, having considered the Company's recent earnings history and estimate of future taxable income, the valuation allowance was reduced.

5. Related Party Transactions

Receivable from affiliates include the following:

	2001	2000
Lutheran Brotherhood Variable Insurance Products Company	$ 420	$ 1,205
Total due from affiliates	$ 420	$ 1,205

Lutheran Brotherhood Variable Insurance Products Company (LBVIP) is an affiliate of the Company. The receivable represents operating expenses of LBVIP which were paid for by the Company and not reimbursed at December 31, 2001 and 2000.

The Company receives substantially all of its commissions from sales of products issued or sponsored by Lutheran Brotherhood and its affiliates.

The Company provides the LB Funds with transfer agent services in exchange for a fee. Transfer agent fees for 2001 and 2000 were $12,215,310 and $11,104,661, respectively.

The Company provides certain administrative personnel and services to the LB Funds. Administrative service fees for 2001 and 2000 were $921,823 and $999,786, respectively.

The Company provides shareholder services to the LB Funds in exchange for a fee calculated at 0.25% of the daily net asset values for Class A and Class B shares. The service fee for the Institutional Class shares was 0.15% of the daily net asset value. Shareholder service fees for 2001 and 2000 were $11,329,055 and $12,285,806, respectively, representing all classes of shares.

The Company receives 12b-1 fee income in accordance with the LB Funds' Distribution Plan (the Plan) under Rule 12b-1 of the 1940 Act with respect to the Class B shares of each Fund except for the Limited Maturity Bond and Money Market Funds. Under the Plan, the Company receives an annual fee of 0.75% of the average daily net assets of Class B shares. The 12b-1 fees for 2001 and 2000 were $1,667,802 and $1,578,225, respectively.

The Company also receives contingent deferred sales charges (CDSC) from redemptions of Class B shares of the LB Funds. CDSC fees for 2001 and 2000 were $291,696 and $306,311, respectively.

The Company pays certain expenses on behalf of the LB Funds and is reimbursed for these payments.

Payables to affiliates include the following:

	2001	2000
Lutheran Brotherhood	$ 1,932,817	$ 2,333,087
Lutheran Brotherhood Research Corp. (Parent)	739,943	1,582,869
	$ 2,672,760	$ 3,915,956

Lutheran Brotherhood provides administrative services and office space to the Company. The payable represents the unpaid balance of these administrative services, commissions paid to registered representatives of the Company, and net operating expenses due to Lutheran Brotherhood.

The payable to the Parent represents operating and convention expenses which were paid by the Parent and not reimbursed at December 31, 2001 and 2000. In addition, the Parent provides services related to corporate officers, human resources, and other administrative and operating functions. A portion of the costs associated with these services was allocated to the Company by the Parent totaling $13,200,000 in 2001 and $12,000,003 in 2000.

The Company charged Lutheran Brotherhood and other affiliated entities $118,510 and $126,967 for general overhead support expenses in 2001 and 2000, respectively.

6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1, Alternative Standard) which requires the maintenance of a minimum net capital not less than $250,000. At December 31, 2001, the Company had net capital of $6,549,090 which was $6,299,090 in excess of its required net capital of $250,000.

7. Exemption

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission. Therefore, the Company is not required to make the periodic computation of reserve requirements for the exclusive benefit of customers.

SUPPLEMENTARY INFORMATION



PricewaterhouseCoopers LLP
650 Third Avenue South
Park Building
Suite 1300
Minneapolis MN 55402-4333
Telephone (612) 596 6000
Facsimile (612) 373 7160

Report of Independent Accountants
on Supplementary Information

To the Board of Directors and Stockholder of
Lutheran Brotherhood Securities Corp.:

The report on our audit of the basic financial statements of Lutheran Brotherhood Securities Corp. (a wholly-owned subsidiary of Lutheran Brotherhood Research Corp.) at December 31, 2001 and for the year then ended appears on page 2 of this document. That audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 8, 2002

Lutheran Brotherhood Securities Corp.
Computation of Net Capital Pursuant to Rule 15c3-1
At December 31, 2001

SCHEDULE I

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1, Alternative Standard), which requires the maintenance of a minimum net capital not less than $250,000.

Net Capital	Per Form X-17A-5	Adjustments	Revised Net Capital Computation
Total stockholder's equity from the balance sheet	$ 14,272,977	$ 2,854,233	$ 17,127,210
Deduct non-allowable assets included in the balance sheet:			
Deferred acquisition costs	(5,054,895)		(5,054,895)
Furniture and equipment	(409,342)		(409,342)
Prepaid expenses	(80,382)		(80,382)
Receivable from affiliate	(420)		(420)
Receivables from mutual funds	(1,485,162)		(1,485,162)
Other receivables	(136,349)		(136,349)
Deferred tax assets	-	(2,854,233)	(2,854,233)
Other assets	(130,000)	(3,300)	(133,300)
Total deductions	(7,296,550)	(2,857,533)	(10,154,083)
Net capital before haircuts on securities positions	6,976,427	(3,300)	6,973,127
Deduct haircuts on securities owned and other investments	(424,532)	495	(424,037)
Net capital	$ 6,551,895	$ (2,805)	$ 6,549,090
Computation of Net Capital Requirement			
Minimum net capital required	$ 250,000		$ 250,000
Excess net capital	$ 6,301,895		$ 6,299,090

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

The differences between the computation required pursuant to Rule 15c3-1 and the corresponding computation prepared by the Company and included in the Company's unaudited Form X-17A-5 Part IIA Focus filing at December 31, 2001 are presented above.

SCHEDULE II

Computation for Determination of Reserve Requirements Pursuant To Rule 15c3-3

Lutheran Brotherhood Securities Corp. is exempt from Rule 15c3-3 under the provisions of Rule 15c3-3(k)(2)(i).

SCHEDULE III

Information Relating To Possession or Control Requirements Under Rule 15c3-3

Lutheran Brotherhood Securities Corp. is exempt from Rule 15c3-3 under the provisions of Rule 15c3-3(k)(2)(i).



PricewaterhouseCoopers LLP
650 Third Avenue South
Park Building
Suite 1300
Minneapolis MN 55402-4333
Telephone (612) 596 6000
Facsimile (612) 373 7160

Independent Accountants'
Supplementary Report on Internal Accounting Control

To the Board of Directors and Stockholder of
Lutheran Brotherhood Securities Corp.:

In planning and performing our audit of the financial statements and supplemental schedules of Lutheran Brotherhood Securities Corp. (the Company) for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 8, 2002